Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

(1) FULFILMENT OF RESUMPTION GUIDANCE;

AND

(2) RESUMPTION OF TRADING

This announcement is made by Lufax Holding Ltd (the “Company”, together with its subsidiaries and other consolidated entities, the “Group”, each referred to as “Lufax”) pursuant to Rule 13.09(2)(a) of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

References are made to various announcements of the Company from January 27, 2025 to the date of this announcement (collectively, the “Announcements”) in relation to, among others, (1) the suspension (the “Suspension”) of trading of the shares of the Company (“Shares”) from 9:00 a.m. on January 28, 2025; (2) the Stock Exchange’s resumption guidance issued to the Company on March 21, 2025 and the amended resumption guidance issued to the Company on April 24, 2026 (collectively referred to as the “Resumption Guidance”); (3) the changes in the composition of board of directors (“Board”), the Board committees and senior management of the Company and the establishment of the special committee at the director level and the executive committee at the management level to implement the enhancement of internal control system; (4) the engagements of the international law firm supported by forensic accountants from an international consulting firm that is not the Company’s auditors (collectively, the “Investigation Team”) to conduct independent investigations and supplemental investigations (the “Independent Investigation”); (5) the engagement of Deloitte Consulting (Shanghai) Co., Ltd. (the “Independent Internal Control Consultant”) to review the internal control policies and procedures of the Group and to provide rectification recommendations to enhance the Group’s internal control system (“Internal Control Review”) and the key findings and results of the Internal Control Review; (6) the quarterly update announcements on the status of resumption of the Company; (7) the change of auditors of the Company, the delay in publication of the annual results for the year ended December 31, 2024, the filing of the Company’s annual report on Form 20-F for the year ended December 31, 2024, the restatement of the consolidated financial statements for the years ended December 31, 2022 and December 31, 2023, the audited annual results and annual report for the year ended December 31, 2024, the unaudited interim results and interim report for the six months ended June 30, 2025, the audited annual results and annual report for the year ended December 31, 2025 and the unaudited interim results and interim report for the six months ended June 30, 2026. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the aforesaid announcements.

FULFILMENT OF RESUMPTION GUIDANCE

The Company is pleased to announce that it has fulfilled the Resumption Guidance with details as follows:

Resumption Guidance (a): conduct an appropriate independent forensic investigation into (i) the Subject Transactions; (ii) Loan Transactions (with a view to identifying any other entities and/or transactions of similar nature); and (iii) hospitality expenses incurred by certain Company employees that had not previously been consolidated into Lufax’s financial records and their implications, if any, under applicable law, assess the impact on the Company’s business operations and financial position, announce the findings of the investigation and take appropriate remedial actions

The Audit Committee has engaged the Investigation Team to conduct the Independent Investigation into the Subject Transactions, the Loan Transactions and certain hospitality expenses claimed by certain employees of the Company through Zhongshi.

The Independent Investigation has been completed. Details of the relevant transactions and/or matters relating to Subject Transactions, Loan Transactions and hospitality expenses have been clarified and addressed with reference to the key findings of the Independent Investigation. A summary of the key findings of the Independent Investigation is set out below:

(i)

Subject Transactions: The Subject Transactions comprised three transactions, namely Transaction 1 (transfer of loan receivable assets to a bank), Transaction 2 (investment in certain trusts established by a trust company as the sole investor) and Transaction 3 (investment in additional trusts established by another trust company as the sole investor). The Independent Investigation found that Transaction 1 and Transaction 2 were interconnected as part of a series of arrangements for the purpose of acquiring certain assets from connected persons of the Company, and constituted connected transactions under Chapter 14A of the Listing Rules that were not fully authorized and recorded. Transaction 3 was found to be neither related to such series of arrangements nor constitute connected transactions of the Company and such transaction was fully authorized and recorded.

(ii)

Loan Transactions: The Independent Investigation found that the Company, through a series of loans and refinancing arrangements, extended loans to DeCheng Investment during the period from June 2017 to January 2023 with an aggregate amount of RMB3.84 billion, which were used for, among other things, the establishment of Zhongshi, the acquisition of Jiayun Hua’ao and Jiayun Hua’ao’s investment in cash management products, the acquisition of several bond assets from Zhongshi, the acquisition of assets, and the compensation of retail investors of certain financial products promoted through the Company’s online platform.

(iii)

Hospitality Expenses: The Investigation Team identified that between October 2021 and July 2025, employees of certain departments of the Company claimed hospitality expenses through Zhongshi totaling approximately RMB77.9 million, primarily comprising external business hospitality expenses. The reimbursement practice has been discontinued and the Company believes that the hospitality expense arrangements identified by the Investigation Team do not give rise to any material adverse risk to the Company’s business operations.

Lufax has taken appropriate remedial actions in response to the findings of the Independent Investigation, including but not limited to rectifying the internal control deficiencies, entering into the repayment arrangements with Lufunds (the “Repayment Arrangements”), consolidating Zhongshi and Jiayun Hua’ao into the financial statements of Lufax and unwinding the relevant nominee arrangements (the “Unwinding Arrangements”), restatement of the consolidated financial statements of Lufax for the years ended December 31, 2022 and December 31, 2023, changing and optimizing the Board and corporate governance structure, and taking disciplinary actions against the responsible individuals, as further detailed below in this announcement. Details on the implementation of the Repayment Arrangements (including the subsequent year-end fair value of the Daoyuan Assets and the payments under the Repayment Arrangements) and the Unwinding Arrangements will be disclosed in the Company’s future annual reports as applicable.

The key findings of the Independent Investigation, the procedures taken by the Investigation Team and the remedial actions taken by Lufax were disclosed in the announcements of the Company dated January 27, 2026, April 24, 2026 and September 21, 2026.

Having reviewed the reports of the Independent Investigation, the Board and the Audit Committee are satisfied that the Independent Investigation was adequate in scope to investigate (i) the Subject Transactions, (ii) Loan Transactions (with a view to identifying any other entities and/ or transactions of a similar nature), and (iii) hospitality expenses incurred by certain Company employees that had not previously been consolidated into Lufax’s financial records and their implications under applicable law, the investigative procedures undertaken by the Investigation Team were adequate, and that the findings are reliable and well supported by the evidence and are in accordance with the Resumption Guidance.

In light of the foregoing, the Resumption Guidance (a) has been fulfilled.

Resumption Guidance (b): publish all outstanding financial results required under the Listing Rules and address any audit modifications

The Company has restated the consolidated financial statements (prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board) for the years ended December 31, 2022 and December 31, 2023 (the “Previous Financial Information”), which were audited by EY in accordance with the International Standards on Auditing and the standards of the Public Company Accounting Oversight Board, respectively.

As of the date of this announcement, the Company has published all outstanding financial results. EY, the Company’s auditors, have expressed an unqualified audit opinion on the Company’s consolidated financial statements for the financial years ended December 31, 2024 and December 31, 2025. For details, please refer to (i) the annual results announcement and annual report for the year ended December 31, 2024 (containing the Previous Financial Information) published by the Company on February 15, 2026; (ii) the interim results announcement and interim report for the six months ended June 30, 2025 published by the Company on April 30, 2026; and (iii) the annual results announcement and annual report for the year ended December 31, 2025 published by the Company on April 30, 2026. The Company has also published the interim results announcement for the six months ended June 30, 2026 on August 19, 2026 and the interim report for the six months ended June 30, 2026 on September 18, 2026.

During EY’s audits of the Group’s 2022–2025 consolidated financial statements, EY considered the matters identified by the Company’s predecessor auditors, the scope and findings of the Independent Investigation, and performed necessary additional audit procedures with the assistance of its forensic team (including discussions with the Investigation Team regarding their work, reviews of the work performed by the Investigation Team, interviews with relevant personnel, among other procedures). Based on the totality of the audit procedures EY performed, the Investigation Team’s conclusions were sufficient for the purpose of EY’s assessment of the impact of allegations on the Group’s financial statements for the respective years.

In light of the foregoing, the Resumption Guidance (b) has been fulfilled.

Resumption Guidance (c): demonstrate that there is no reasonable regulatory concern about the integrity, competence and/or character of the Group’s management and/or any persons with substantial influence over the Company’s management and operations, which may pose a risk to investors and damage market confidence

The Company has undertaken an overall optimization and adjustment of its Board and management structure, and has established the position of Chief Compliance Officer, placing enhanced emphasis on the development of its compliance culture, with a view to further enhancing the level of compliance and corporate governance of the Company.

As of the date of this announcement, following a series of changes to, and optimization of, the Board and corporate governance structure, none of the current senior management or current Directors of the Company was involved in any of the relevant transactions investigated or identified in the Independent Investigation.

The current Board comprises one executive Director and five independent non-executive Directors, which exhibits a balanced composition with an appropriate mix of executive and independent non-executive Directors, collectively possessing the appropriate balance of skills, experience and expertise required for effective leadership and oversight of the Group’s business. The Group’s current management team comprises individuals possessing appropriate experience, professional competence and integrity, which has further enhanced the Group’s corporate governance framework.

Ping An Group has issued an undertaking to the Company and the Stock Exchange with due authorization of its board of directors, pursuant to which Ping An Group, among other things, acknowledged and reaffirmed the importance of maintaining, and irrevocably undertook to ensure and not to interfere with, the independent governance, management and operation of the Group, and undertook to confirm its compliance with such undertaking on an annual basis. Nothing in the undertaking shall override or affect Ping An Group’s compliance with any applicable laws and regulations or the corresponding regulatory requirements. The Audit Committee will, taking into account Ping An Group’s annual confirmation, annually assess Ping An Group’s compliance with the aforesaid undertaking and disclose its assessment in the Company’s annual report.

The Company is of the view that there is no reasonable regulatory concern about the integrity, competence and/or character of the Group’s management and/or any person with substantial influence over the Company’s management and operations, which may pose a risk to investors and damage market confidence.

In light of the foregoing, the Resumption Guidance (c) has been fulfilled.

Resumption Guidance (d): conduct an independent internal control review and demonstrate that the Company has in place adequate internal controls and procedures to meet its obligations under the Listing Rules

The Company has appointed the Independent Internal Control Consultant to conduct the Internal Control Review. The scope of the Internal Control Review covers entity-level internal controls (control environment, risk assessment, control activities, information and communication, and monitoring), business process-level internal controls (wealth management business processes), and management process-level internal controls (financial reporting and information disclosure, management processes for connected parties and connected transactions, cash and treasury management processes, investment and valuation processes, consolidation and subsidiary management), covering the period from January 1, 2022 to December 31, 2025. The key areas of the Internal Control Review are the business and management functions that were implicated in the transactions investigated by the Independent Investigation, including, but not limited to, the corporate level, wealth management business, management of connected parties and connected party transactions, financial reporting and information disclosure, cash and treasury management, investment and valuation, and consolidation and subsidiary management.

The Independent Internal Control Consultant has provided improvement recommendations regarding internal control weaknesses identified during the internal control review, and the Company has implemented corresponding remedial measures based on the recommendations of the Independent Internal Control Consultant. The key findings and results of the Internal Control Review were disclosed in the announcement of the Company dated September 21, 2026.

As of the date of this announcement, the Independent Internal Control Consultant (i) has completed the follow-up review and confirmed that all issues identified in the Internal Control Review report have been adequately addressed through the aforesaid remedial measures; and (ii) is of the view that, based on its review scope, methodology and procedures, the Company has established an internal control enhancement mechanism that meets the requirements of the Listing Rules, the remedial measures implemented by the Company to address the identified internal control deficiencies are appropriate, and the Company’s internal control system, on the basis of such remediation is adequate.

The Board, including the Audit Committee, reviewed the findings and the recommendations of the Independent Internal Control Consultant and the results of the follow-up review conducted by the Independent Internal Control Consultant. The Group has revised and/or strengthened (where applicable) the relevant policies and procedures of the Group based on the opinions and recommendations made by the Independent Internal Control Consultant. The Board (including the Audit Committee) is of the view that the remedial actions taken by the Company are adequate and sufficient to address the internal control issues identified, and that the Company has in place adequate internal control system and procedures to meet its obligations under the Listing Rules upon the completion of the rectifications.

The Board will continue to monitor the implementation and effectiveness of the Group’s internal control systems and procedures to fulfil its obligations under the Listing Rules and to ensure that its internal control policies and procedures are reasonable and adequate and properly integrated into its operations. For those remedial measures that have been adopted but no sampling could be undertaken in the follow up review by the Independent Internal Control Consultant due to the absence of occurrence of the relevant event(s), the Company will incorporate the matter into its scope of internal review in the current financial year, in accordance with paragraph H of the mandatory disclosure requirements under the Corporate Governance Code set out in Appendix C1 to the Listing Rules (“CG Code”). Such review findings, together with the key findings of the Internal Control Review and the remedial actions will be disclosed in accordance with the CG Code in the Company’s next corporate governance report.

In light of the foregoing, the Resumption Guidance (d) has been fulfilled.

Resumption Guidance (e): demonstrate the Company’s compliance with Rule 13.24 of the Listing Rules

The Company together with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements are principally engaged in core retail credit and enablement business and consumer finance business. Since the Suspension and up to the date of this announcement, the business operations of the Group are continuing as usual in all material respects.

As disclosed in the Company’s annual report for the year ended December 31, 2025 and interim report for the six months ended June 30, 2026, the Group recorded total income of approximately RMB27.1 billion for the year ended December 31, 2025 and maintained a total assets of approximately RMB202.7 billion as at June 30, 2026.

In view of the Company’s sizeable operations and asset base, the Group is at all times in full compliance with Rule 13.24 of the Listing Rules and warrants the continued listing of the Shares on the Stock Exchange.

In light of the foregoing, the Resumption Guidance (e) has been fulfilled.

Resumption Guidance (f): inform the market of all material information for the Company’s shareholders and other investors to appraise the Company’s position

The Company has kept its shareholders and investors informed of all material information relating to the Company since the suspension of trading in its Shares by way of the Announcements and this announcement.

In light of the foregoing, the Resumption Guidance (f) has been fulfilled.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended with effect from 9:00 a.m. on January 28, 2025. Based on the reasons as disclosed above, the Board is of the view that all the Resumption Guidance has been fulfilled. Application has been made by the Company for the resumption of trading in the Shares on the Stock Exchange with effect from 9:00 a.m. on September 24, 2026.

Shareholders and potential investors should be aware that while the Stock Exchange has allowed trading in the Shares to resume, this is without prejudice to the Stock Exchange continuing with its investigation into any possible breach of the Listing Rules and/or bringing disciplinary action under Chapter 2A of the Listing Rules against the Company, its Directors, or any other parties as and when it considers appropriate. The shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board Lufax Holding Ltd Dicky Peter YIP Chairman of the Board

Hong Kong, September 23, 2026

As of the date of this announcement, the Board comprises Mr. Xiang JI as the executive Director, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP, Mr. Siu Hong CHENG and Mr. Wai Kin CHIM as the independent non-executive Directors.